Muscle Maker, Inc.

308 East Renfro Street, Suite 101

Burleson, Texas 76028

February 11, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Muscle Maker, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-235283

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on February 10, 2020, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement to February 11, 2020, at 2:00 p.m., or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby withdraw such request for acceleration of the effective date.

Very truly yours,

MUSCLE MAKER, INC.

By:	/s/ Michael Roper
Name:	Michael Roper
Title:	Chief Executive Officer